SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                               _________________


                                  FORM 12b-25


                          NOTIFICATION OF LATE FILING

(Check one):   / / Form 10-K  / / Form 20-F  /X/ Form 11-K  / / Form 10-Q
              / / Form 10-D  / / Form N-SAR  / / Form N-CSR

                     For Period Ended:   December 31, 2009
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/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR
                        For the Transition Period Ended:

 Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Full Name of Registrant:
AMERON INTERNATIONAL CORPORATION (with respect to Ameron International Corporation 401(k) Retirement Savings Plan)
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Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number):

245 South Los Robles Avenue
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City, State and Zip Code:

Pasadena, California 91101-3638
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) /X/

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant is unable to file its Annual Report on Form 11-K for the Ameron International Corporation 401(k) Retirement Savings Plan ("the Plan") for the period ended December 31, 2009 (the "11-K") within the prescribed time period without unreasonable effort or expense. Due to a change in record keepers, the Registrant had unanticipated delays in the collection, review and reconciliation of certain information required to be included in the 11-K. The Registrant will file the 11-K on or before the fifteenth calendar day following the prescribed due date.

The Company expects to file its Form 11-K for the Plan on or prior to July 15, 2010.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Gary Wagner          626                     683-4000
(Name)               (Area Code)             (Telephone Number)
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(2)  Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
/X/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
/ / Yes  /X/ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                        AMERON INTERNATIONAL CORPORATION
                  (Name of Registrant as Specified in Charter)
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has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  June 28, 2010       By: /s/ Gary Wagner
                               ---------------
                               Gary Wagner
                               Senior Vice President, Finance and Administration and Chief Financial Officer


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